RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------

                                 January 5, 2006


United States
Securities  and  Exchange  Commission
100  F  Street,  N.E.
Washington,   D.C. 20549-7010

Attn: Ryan Rohm, Division of Corporation Finance

         Re:      Cereplast, Inc.
                  Form 8-K, Item 4.01
                  Filed December 22, 2005
                  File No. 333-126378
                  -------------------

Dear Commission:

         In response to your letter to Frederic Scheer, President of Cereplast, Inc. (the "Company"), dated December 23, 2005, attached for filing with this letter is the Company's Report on Form 8-KA, dated January 5, 2005, which amends the Report on Form 8-K, dated December 22, 2005, and which reflects the changes requested in your letter. The following are responses to your comments:

     1. The Report has been amended to state that the Former Accountant was dismissed, effective December 22, 2005, as required by Item 304
          (a)(l)(i) of Regulation S-B.

     2. Although referenced in the original filing, the Report has been amended to highlight that the Company's Board of Directors recommended and approved the decision to change accountants, in accordance with
          Item 304 (a)(l)(iii) of Regulation S-B.

     3.   The  Report  has  been  amended  to  comply  precisely  with  Item 304
          (a)(l)(ii) of Regulation S-B, and to include disclosure of the going concern paragraph included in the audit report that was filed in the Company's Form SB-2, filed on July 5, 2005.

     4. The Report has been amended to disclose the time period during which, and reports for which, there were no disagreements with the Former Accountant, in accordance with Item 304 (a)(l) of Regulation S-B.



        233 WILSHIRE BOULEVARD, SUITE 820, SANTA MONICA, CALIFORNIA 90401
               TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

United States SEC
Attn:  Ryan Rohm, Division of Corporation Finance
January 5, 2006
Page 2 of 2


     5. Attached as Exhibit 9(c)(16) to the Report is the letter from the Former Accountant required by Item 304(a)(3) of Regulation S-B.


                                                     Very truly yours,

                                                     /s/Mark J. Richardson
                                                     _________________________
                                                     Mark J. Richardson, Esq.
                                                     for Richardson & Associates



cc:  Frederic Scheer, President
     Cereplast, Inc.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-KA



     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


       Date of Report (Date of earliest event reported): December 22, 2005


                                 CEREPLAST, INC.
                           -------------------------
             (Exact name of registrant as specified in its charter)


                                     Nevada
                            ------------------------
                 (State or other jurisdiction of incorporation)



       333-126378                                        91-2154289
---------------------------                          -------------------
(Commission File Number)                             (I.R.S. Employer
                                                      Identification No.)

        3421-3433 West El Segundo Boulevard, Hawthorne, California 90250
        ---------------------------------------------------------- -----
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (310) 676-5000


--------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)


Total number of pages in this document:      4
                                        -------------

                                TABLE OF CONTENTS


SECTION 1.   REGISTRANT'S BUSINESS AND OPERATIONS.............................1

SECTION 2.   FINANCIAL INFORMATION............................................1

SECTION 3.   SECURITIES AND TRADING MARKETS...................................1

SECTION 4.   MATTERS RELATING TO ACCOUNTANTS AND FINANCIAL
             STATEMENTS.......................................................1

             Item 4.01  Changes in Registrant's Certifying Accountant.........1

SECTION 5.   CORPORATE GOVERNANCE AND MANAGEMENT..............................1

SECTION 6.   [RESERVED].......................................................1

SECTION 7.   REGULATION FD................. ..................................2

SECTION 8.   OTHER EVENTS.....................................................2

SECTION 9.   FINANCIAL STATEMENTS AND EXHIBITS ...............................2

SIGNATURES....................................................................2

SECTION 1.  REGISTRANT'S BUSINESS AND OPERATIONS

         Not Applicable.


SECTION 2.  FINANCIAL INFORMATION

         Not Applicable.


SECTION 3.  SECURITIES AND TRADING MARKETS

         Not Applicable


SECTION 4.  MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS

         Item 4.01  Changes in Registrant's Certifying Accountant.

         On or about December 22, 2005, the Company engaged HJ Associates & Consultants, LLP, Certified Public Accountants ("New Accountant") to audit and review the Company's financial statements for the fiscal year ending December 31, 2005. The New Accountant has been engaged for general audit and review services and not because of any particular transaction or accounting principle, or because of any disagreement with the Company's former accountant, Rose, Snyder & Jacobs, a corporation of certified public accountants (the "Former Accountant").


         The Former Accountant was dismissed effective December 22, 2005. The Former Accountant's reports on the Company's financial statements during its past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, except for the qualification reflected in its going concern disclosure regarding the Company contained in its audit report for the fiscal year ended December 31, 2004, included with the Company's Form SB-2 registration statement filed with the Securities and Exchange Commission on July 5, 2005. The decision to change accountants was recommended and approved by the Company's Board of Directors. During the fiscal years ended December 31, 2003 and December 31, 2004 and through the date hereof, the Company did not have any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Former Accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

         The New Accountant was engaged effective December 22, 2005. The New Accountant was engaged for general audit and review services and not because of any particular transaction or accounting principle, or because of any disagreement with the Former Accountant. A letter from the Former Accountant addressed to the Securities and Exchange Commission was requested by the Company and is attached to this Report as Exhibit 9(c)(16).


SECTION 5.  CORPORATE GOVERNANCE AND MANAGEMENT

         Not Applicable.


SECTION 6.  [RESERVED]

SECTION 7.  REGULATION FD DISCLOSURE

         Not Applicable.


SECTION 8.  OTHER EVENTS

         Not Applicable.


SECTION 9. FINANCIAL STATEMENTS, PRO FORMA FINANCIALS & EXHIBITS

         (a)      Financial Statements of Business Acquired

                  Not Applicable.

         (b)      Pro Forma Financial Information

                  Not Applicable.

         (c)      Exhibits


                    16. Letter from Rose, Snyder & Jacobs, a corporation of certified public accountants, dated January 5, 2006.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 CEREPLAST, INC.
                            -------------------------
                                  (Registrant)


Date:  January 5, 2006



                           \s\ Frederic Scheer
                           ---------------------------
                           Frederic Scheer, President

                                   EXHIBIT 16

ROSE, SNYDER & JACOBS
-----------------------------------------------
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS


January 5, 2006

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Dear Sir and/or Madam:

We have read the statements that we understand Cereplast, Inc. will include under Item 4.01 of the Form 8-KA it will file regarding the recent change of auditors. We agree with such statements made regarding our firm.

Yours truly,

/s/Rose, Snyder & Jacobs
_________________________
Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

CC: Cereplast, Inc.















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